SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Mazor Robotics Ltd.

(Name of Issuer)

American Depository Shares

Represented by American Depository Receipts

(Each Representing Two Ordinary Shares,

Par Value NIS 0.01 Per Share)

(Title of Class of Securities)

57886P103

(CUSIP Number)

September 12, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57886P103	13G/A	Page 2 of 7 Pages

(1)	Names of reporting persons Medtronic plc
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 4,208,790 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 4,208,790 (1)
(9)	Aggregate amount beneficially owned by each reporting person 4,208,790 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 16.0% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Comprised of (i) 2,998,790 American Depositary Shares, which represent 5,997,580 ordinary shares in the aggregate, and (ii) warrants to purchase an additional 1,210,000 American Depositary Shares (or 2,420,000 ordinary shares), all of which are held by Covidien Group S.a.r.l. (“Covidien”), with which the Reporting Person shares beneficial ownership by virtue of its control of Covidien.

(2)	This percentage is calculated based upon 50,173,016 outstanding ordinary shares, in accordance with information provided by the Issuer to the Reporting Person on September 12, 2017, and an additional 2,420,000 ordinary shares which may be acquired pursuant to the warrants described in footnote 1 above.

CUSIP No. 57886P103	13G/A	Page 3 of 7 Pages

(1)	Names of reporting persons Covidien Group S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 4,208,790 (1)
(6) Shared voting power 0
(7) Sole dispositive power 4,208,790 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 4,208,790 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 16.0% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Comprised of (i) 2,998,790 American Depositary Shares, which represent 5,997,580 ordinary shares in the aggregate, and (ii) warrants to purchase an additional 1,210,000 American Depositary Shares (or 2,420,000 ordinary shares), all of which are held by the Reporting Person.

(2)	This percentage is calculated based upon 50,173,016 outstanding ordinary shares, in accordance with information provided by the Issuer to the Reporting Person on September 12, 2017, and an additional 2,420,000 ordinary shares which may be acquired pursuant to the warrants described in footnote 1 above.

Item 1(a)	Name of Issuer:

Mazor Robotics Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

PO Box 3104

5 Shacham St.

Caesarea North Industrial Park

3088900, Israel

Item 2(a)	Name of Persons Filing:

Medtronic plc

Covidien Group S.a.r.l.

Medtronic plc (“Medtronic”) and its wholly-owned subsidiary, Covidien Group S.a.r.l. (“Covidien”), are jointly filing this Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on August 22, 2016 (the “Statement”) to report their acquisition, on September 12, 2017, of (i) an additional 1,040,106 American Depositary Shares (“ADSs”), which represent 2,080,212 ordinary shares, and (ii) warrants (“Warrants”) to purchase an additional 1,210,000 ADSs, or 2,420,000 ordinary shares, which together with their preexisting holdings, have increased their holdings above 10% of the outstanding ordinary shares of the Issuer. Covidien holds all of such ADSs and Warrants directly, while Medtronic may be deemed to share beneficial ownership over all of such ADSs and Warrants by virtue of its control of Covidien.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Medtronic: 20 Lower Hatch Street, Dublin 2, Ireland

Covidien: 3b, Bd. Prince Henri, 4th Floor L-1724 Luxembourg

Item 2(c)	Citizenship:

Medtronic: Ireland

Covidien: Luxembourg

Item 2(d)	Title of Class of Securities:

American Depository Shares, represented by American Depository Receipts, each representing two Ordinary Shares, par value NIS 0.01 per share

Item 2(e)	CUSIP Number:

57886P103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4	Ownership.

The information set forth in Items 5 through 11 of the cover pages of Medtronic and Covidien, respectively, in this Amendment, is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Joint Filing Agreement, dated August 22, 2016, by and between Medtronic plc and Covidien Group, S.a.r.l. (incorporated by reference to Exhibit 1 to the Statement)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2017	Medtronic plc

/s/ Karen L. Parkhill

Name: Karen L. Parkhill
Title: Executive Vice President & Chief Financial Officer

Dated: September 15, 2017	Covidien Group S.a.r.l.

/s/ Salvador Sens

Name: Salvador Sens
Title: General Manager